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                                                                EXHIBIT (c)(22)

Dear Optionee:

As you probably already know, Anthem Insurance Companies, Inc. ("Anthem") has entered into a merger agreement with Acordia, Inc. ("Acordia") under which Anthem will acquire all of the outstanding common stock of Acordia at $40.00 per share. Because you own one or more stock options under the 1992 Stock Compensation Plan, the Acordia, Inc. Director Stock Compensation Plan, the Subsidiary Directors Stock Compensation Plan, or the Producers Deferred Compensation Stock Equity Plan, you will receive, in connection with the merger, a cash payment for your unexercised stock option(s). Attached is a list of questions and answers which addresses the terms and conditions of this cash payment. This letter is not, and shall not be deemed to be an offer to purchase any security of Acordia.

If you have any questions concerning the treatment of your stock options in connection with the merger, please contact Acordia's General Counsel, Ernest J. Newborn at (317) 488-6163 or via e-mail.

We would like to take this opportunity to thank you for your contribution to Acordia's success, and we look forward to the new opportunities presented to Acordia and Anthem as a result of the merger.

Very truly yours,


/s/ Frank C. Witthun                        /s/ L. Ben Lytle
--------------------------                  -------------------------
Frank C. Witthun                            L. Ben Lytle
President and CEO of                        Chairman of the Board of
Acordia, Inc.                               Directors of Acordia, Inc.


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                      QUESTIONS AND ANSWERS REGARDING THE
                     STOCK OPTION ISSUED UNDER THE VARIOUS
                        ACORDIA STOCK COMPENSATION PLANS

 1. Q. What will happen to my outstanding stock option as a result of the merger?

   A. Your outstanding stock option will be canceled and you will receive a cash payment with respect to this outstanding option.

 2. Q. What if my option is not fully exercisable?

   A. You will receive a cash payment for all of the unexercised shares under your outstanding option, even if all or any portion of your option is not exercisable at the time of the merger because you have not yet satisfied the option's vesting requirements.

 3. Q. What if I have partially exercised my option in order to buy shares?

   A. You will receive a cash payment with respect to the portion of your option which has not been exercised.

 4. Q. How will the cash payment which I will receive be calculated?

   A. The amount of your cash payment will be equal to the number of shares of Acordia stock which you are entitled to purchase with your outstanding stock option multiplied by the difference between (1) $40.00, the amount that Anthem is paying for each share of Acordia stock and (2) the exercise price of your option. For example, if you own an option to purchase 200 shares of Acordia stock at $30.00 a share, you will receive a payment of $2,000.00 calculated in the following manner:

               200 (the number of shares you can purchase with your option)
               times ($40.00 the amount which Anthem is paying per share)
               minus $30.00 per share (your exercise price) equal
      $2,000.00.

      All applicable withholding amounts will be withheld from your cash payments.

 5. Q. When will I receive this payment?

   A. You will receive the payment described above shortly after the close of the tender offer.

 6. Q. What do I have to do in order to receive this cash payment?

   A. You must sign the enclosed Stock Option Cancellation Form and return the same by fax or regular mail to Theresa Segert at (317) 488-6408 (fax) or 120 Monument Circle, Indianapolis, IN 46204.

 7. Q. What happens if I have been granted more than one option to purchase shares?

   A. The procedures described above will apply to each of your options. Accordingly, the total amount of cash which you will receive will be equal to the aggregate amount calculated in accordance with Q&A 4 above for each of your options.

 8. Q. What happens if the merger does not actually occur?

   A. All of the procedures described above are contingent upon the occurrence of the merger between Anthem and Acordia. If such merger does not occur, you will continue to have an option to purchase shares of Acordia stock in accordance with the conditions of your option agreement.

 9. Q. What will happen to the Plans in connection with the merger?

   A. In connection with the merger, the Plans will be terminated, or in the case of the Producer Plan, amended to eliminate the equity based feature. The procedures described above represent the manner in which all of your "option" rights under the Plans will be satisfied.
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10. Q. What is the tax impact on receipt of the income from the stock option?

    A. The tax treatment differs for Non-Qualified Stock Options (NQSO) and Incentive Stock Options (ISO). Following is the impact:

         NQSO -- the gain on the option is FICA (Medicare) taxable and the Company is required to withhold FICA, Federal and State. For the Federal tax withholding, the rate will be 28%.

         ISO -- There are no FICA taxes due and the Company is not required to withhold FICA, federal or state taxes.